Exhibit 99.1

Form 51-102F4
BUSINESS ACQUISITION REPORT
Part 8 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1	Identity of Company

1.1	Name and Address of Company

Americas Silver Corporation (the “Corporation” or “Americas Silver”) 145 King Street West Suite 2870 Toronto, ON M5H 1J8

1.2	Executive Officer

The following executive officer of the Corporation is knowledgeable about the significant acquisition and this report:

Peter McRae
Senior Vice President, Corporate Affairs & Chief Legal Officer
Americas Silver Corporation
Telephone: 416-848-9503

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On April 3, 2019, the Corporation and Pershing Gold Corporation (“Pershing”) completed a plan of merger (the “Transaction”) pursuant to an agreement and plan of merger dated September 28, 2018 (as amended March 1, 2019) among the Corporation, Pershing and R. Merger Sub, Inc. (“Merger Sub”), a wholly- owned subsidiary of the Corporation. In connection with the Transaction, Merger Sub merged with Pershing, with Pershing surviving as a wholly-owned subsidiary of the Corporation.

Pershing is a gold and precious metals exploration company pursuing exploration, development, and mining opportunities primarily in Nevada. Pershing is currently focused on mining at the Relief Canyon Project (“Relief Canyon”) in Pershing County in northwestern Nevada. For more information on Relief Canyon, see the technical report titled “Technical Report and Feasibility Study for the Relief Canyon Project, Pershing County, Nevada, U.S.A.” dated effective May 24, 2018, available under Pershing’s profile on SEDAR at www.sedar.com.

For additional information about Pershing, please refer to the Corporation’s management information circular dated December 4, 2018 (the “Circular”), which is available under the Corporation’s SEDAR profile at www.sedar.com and is incorporated by reference into, and forms a part of, this report.

2.2	Acquisition Date

The effective date of the Merger was April 3, 2019.

2.3	Consideration

Under the terms of the Transaction, holders of shares of Pershing common stock (“Pershing Common Stock”) received 0.715 common shares of Americas Silver (“Americas Silver Common Shares”) for each share of Pershing Common Stock (the “Exchange Ratio”). Holders of shares of Pershing series E preferred stock elected to receive either (i) new non-voting preferred shares of Americas Silver (“Americas Silver Preferred Shares”), adjusted in respect of conversion ratio and number based on the Exchange Ratio, or (ii) Americas Silver Common Shares based on the Exchange Ratio. Americas Silver now owns 100% of the outstanding Pershing shares, with Pershing becoming a wholly-owned subsidiary of Americas Silver. On closing of the Transaction, the Corporation issued an aggregate of 24,849,270 Americas Silver Common Shares and 3,678,135 Americas Silver Preferred Shares to former Pershing stockholders.

In connection with the Transaction, Pierre Lassonde and Trinity Capital Partners provided the Corporation with a C$5.5 million short-term secured convertible loan (the “Convertible Loan”) with interest payable at 1.25% per month. The net proceeds of the Convertible Loan were used by the Corporation to fund a US$4 million short-term secured first lien convertible loan to address Pershing’s near- term working capital requirements, including permit advancements, ongoing property maintenance and corporate requirements.

2.4	Effect on Financial Position

The effect of the Transaction on the Corporation’s financial position is described in the Corporation’s unaudited pro forma consolidated financial statements which are included in this report and referred to in Item 3 below.

In connection with the closing of the Transaction, the board of directors of Americas Silver approved the commencement of construction of the expanded mining and heap leaching facilities at Relief Canyon which would be funded from the proceeds of financing agreements entered into with Sandstorm Gold Ltd. (“Sandstorm”) on April 3, 2019 for gross proceeds of approximately US$42.5 million. Under the terms of the financing package (the “Sandstorm Financing”), Americas Silver secured:

•	a US$25 million precious metal delivery and purchase agreement;
•	a US$10 million convertible debenture; and
•	a C$10 million (US$7.5 million) equity placement.

Pursuant to the metals delivery and purchase agreement, Sandstorm committed to fund aggregate advances of US$25 million for the construction and development of the Project against future fixed and variable deliveries of refined gold and silver. The capital cost to develop Relief Canyon to initial gold pour is estimated to be approximately US$28-30 million, with up to an additional US$8 million in working capital (primarily for pre-commercial production operating costs) required prior to Relief Canyon sustaining positive cash flow. Americas Silver expects to achieve first gold pour from Relief Canyon in late Q4 2019 or early Q1 2020.

As part of the Sandstorm Financing, Americas Silver issued a convertible debenture (the “Sandstrom Debenture”) to Sandstorm in an aggregate principal amount of US$10 million. The Sandstorm Debenture bears interest at a rate of 6.0% per annum, has a maturity date of April 3, 2023 and is repayable by Americas Silver at its option, prior to maturity. The principal amount outstanding under the Sandstorm Debenture is convertible at any time at Sandstorm’s option, into Americas Silver Common Shares.

Sandstorm also entered into a subscription agreement to purchase C$10 million (US$7.5 million) of Americas Silver Common Shares based on the five-day volume weighted average price of the Americas Silver Common Shares on the Toronto Stock Exchange.

For additional information about the Sandstorm Financing, please refer to the Corporation’s material change report dated April 12, 2019, which is available under the Corporation’s SEDAR profile at www.sedar.com.

The Corporation and the holders of the Convertible Loan mutually agreed to convert the aggregate principal amount of Convertible Loan and all related interest payments into 2,763,518 Americas Silver Common Shares in accordance with the terms of the loan agreements.

Other than the foregoing, the Corporation does not currently have any other plans or proposals for material changes in the Corporation’s business affairs or the affairs of Pershing which may have a significant effect on the results of operations and financial position of the Corporation.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

Other than Merger Sub, a wholly-owned subsidiary of the Corporation which played a structural role in the Transaction, the Transaction was not with an informed person, associate or affiliate of the Corporation.

2.7	Date of Report

May 13, 2019.

Item 3	Financial Statements and Other Information

Pro Forma Financial Statements

The following unaudited pro forma condensed consolidated financial statements are attached hereto as Schedule “A”, are included as and form a part of this report:

•	unaudited pro forma consolidated statement of financial position of the Corporation as at December 31, 2018; and

•	unaudited pro forma consolidated statement of loss of the Corporation for the year ended December 31, 2018; and

•	notes and schedules thereto.

Financial Statements of Pershing

The audited annual consolidated financial statements of Pershing for the years ended December 31, 2018 and 2017 were filed on April 2, 2019 and are currently available under Pershing’s SEDAR profile at www.sedar.com, and are incorporated by reference into, and form a part of, this report. The Corporation has not requested or obtained the consent of Pershing’s auditors to include their audit report related to these financial statements in this report.

Cautionary Statement on Forward-Looking Information

This Business Acquisition Report contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but it not limited to, Americas Silver’s expectations, intention, plans, assumptions and beliefs with respect to, among other things, Americas Silver’s financing efforts, including the Sandstorm Financing; construction, production and development plans at Relief Canyon and performance expectations for Relief Canyon and the impact thereof on Americas Silver’s financial performance; and the estimate construction timeline and costs for Relief Canyon. Forward-looking information is based on the opinions and estimates of Americas Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Americas Silver to be materially different from those expressed or implied by such forward-looking information. Although Americas Silver has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on such information.

SCHEDULE “A”

PRO FORMA FINANCIAL STATEMENTS

AMERICAS SILVER CORPORATION

Pro Forma Consolidated Financial Statements
as at and for the year ended December 31, 2018

(Unaudited)

Americas Silver Corporation
Pro forma consolidated statement of financial position
As at December 31, 2018
(In thousands of U.S. dollars, unaudited)

	Americas Silver Corporation	Pershing Gold Corporation	Notes	Pro Forma Adjustments	Pro Forma Consolidated

Assets
Current assets
Cash and cash equivalents	$3,464	$996		$-	$4,460
Trade and other receivables	7,712	-	3i)	(47)	7,665
Inventories	8,136	-		-	8,136
Prepaid expenses	1,247	677		-	1,924
Asset held-for-sale	6,925	-		-	6,925
Convertible loan receivable	1,922	-	3i)	(1,922)	-
	29,406	1,673		(1,969)	29,110
Non-current assets
Restricted cash	681	3,779		-	4,460
Property, plant and equipment	96,442	26,581	3a) 3b)	16,217	139,240
Deferred tax assets	626	-		-	626
Total assets	$127,155	$32,033		$14,248	$173,436
Liabilities
Current liabilities
Trade and other payables	$14,345	$1,011	3c) 3d) 3i)	$4,591	$19,947
Derivative instruments	35	-		-	35
Convertible loans payable	2,972	1,924	3i)	(1,924)	2,972
Pre-payment facility	5,610	-		-	5,610
Non-current liabilities	22,962	2,935		2,667	28,564
Other long-term liabilities	689	-		-	689
Pre-payment facility	5,500	-		-	5,500
Post-employment benefit obligations	8,174	-		-	8,174
Decommissioning provision	3,791	1,215		-	5,006
Derivative warrant liability	711	-		-	711
Deferred tax liabilities	1,132	-		-	1,132
Total liabilities	42,959	4,150		2,667	49,776
Equity Share capital	212,943	3	3e) 3f) 3g) 3h)	44,316	257,262
Equity reserve	34,837	212,768	3e)	(212,768)	34,837
Foreign currency translation reserve	6,541	-		-	6,541
Deficit	(170,125)	(184,888)	3c) 3e)	180,033	(174,980)
Total equity	84,196	27,883		11,581	123,660
Total liabilities and equity	$127,155	$32,033		$14,248	$173,436

The accompanying notes are an integral part of the pro forma consolidated financial statements.

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Americas Silver Corporation
Pro forma consolidated statement of loss
For the year ended December 31, 2018
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	Americas Silver Corporation	Pershing Gold Corporation	Notes	Pro Forma Adjustments	Pro Forma Consolidated

Revenue	$68,354	$-		$-	$68,354

Cost of sales	(52,115)	-		-	(52,115)
Depletion and amortization	(10,572)	(1,072)		-	(11,644)
Care, maintenance and restructuring costs	(1,071)	-		-	(1,071)
Corporate general and administrative expenses	(6,720)	(8,978)		-	(15,698)
Transaction costs	(871)	(774)		-	(1,645)
Exploration costs	(2,695)	(3,197)		-	(5,892)
Accretion on decommissioning provision	(196)	(38)		-	(234)
Interest and financing expense	(1,409)	(135)		-	(1,544)
Foreign exchange loss	(231)	(4)		-	(235)
Gain on disposal of assets	879	-		-	879
Gain on derivative instruments	865	-		-	865
Gain on derivative warrant liability	590	-		-	590
Write-down of assets	(3,806)	-		-	(3,806)
Contingency on value added taxes	(1,012)	-		-	(1,012)
Loss before income taxes	(10,010)	(14,198)		-	(24,208)
Income tax expense	(668)	-		-	(668)
Net loss	(10,678)	(14,198)		-	(24,876)
Preferred deemed dividend	-	-		-	-
Net loss available to common shareholders	$(10,678)	$(14,198)		$-	$(24,876)
Loss per share Basic and diluted	(0.25)	(0.42)			(0.37)
Weighted average number of common shares outstanding Basic and diluted	42,639,530	33,632,857			67,488,800

The accompanying notes are an integral part of the pro forma consolidated financial statements.

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Americas Silver Corporation
Pro forma consolidated statement of loss
For the year ended December 31, 2017
(In thousands of U.S. dollars, except share and per share amounts, unaudited)

	Americas Silver Corporation	Pershing Gold Corporation	Notes	Pro Forma Adjustments	Pro Forma Consolidated

Revenue	$54,280	$-		$-	$54,280

Cost of sales	(40,038)	-		-	(40,038)
Depletion and amortization	(6,709)	(1,072)		-	(7,781)
Care, maintenance and restructuring costs	(701)	-		-	(701)
Corporate general and administrative expenses	(6,651)	(10,394)		-	(17,045)
Exploration costs	(2,726)	(1,220)		-	(3,946)
Accretion on decommissioning provision	(185)	(39)		-	(224)
Interest and financing expense	(723)	(360)		-	(1,083)
Foreign exchange loss	(225)	(10)		-	(235)
Loss on available-for-sale investment	(11)	-		-	(11)
Write-down of equipment	(204)	-		-	(204)
Loss before income taxes	(3,893)	(13,095)		-	(16,988)
Income tax recovery	427	-		-	427
Net loss	(3,466)	(13,095)		-	(16,561)
Preferred deemed dividend	-	(1,069)	3j)	1,069	-
Net loss available to common shareholders	$(3,466)	$(14,164)		$1,069	$(16,561)
Loss per share Basic and diluted	(0.09)	(0.50)			(0.25)
Weighted average number of common shares outstanding Basic and diluted	40,194,660	28,567,344			65,043,930

The accompanying notes are an integral part of the pro forma consolidated financial statements.

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Americas Silver Corporation
Notes to the pro forma consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements of Americas Silver Corporation (“Americas Silver” or the “Company”) as at and for the year ended December 31, 2018 give effect to the Company’s acquisition on April 3, 2019 of 100% of the issued and outstanding common and preferred shares of Pershing Gold Corporation (“Pershing Gold”) by way of an agreement and plan of merger (the “Acquisition”), as further described in note 2. The unaudited pro forma consolidated statement of financial position as at December 31, 2018 has been prepared as if the Acquisition had occurred as at December 31, 2018. The unaudited pro forma consolidated statement of loss for the year ended December 31, 2018 and the year ended December 31, 2017 has been prepared as if the Acquisition had occurred at January 1, 2017.

Management of Americas Silver performed a review to identify differences between the Company’s accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and those of Pershing Gold’s accounting policies in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) that could have a potential material impact on the unaudited pro forma consolidated financial statements and could be reasonably estimated. The significant accounting policies are believed to conform in all material aspects to those of Americas Silver in accordance with IFRS other than the differences described in note 3. Further accounting policy differences may be identified after completion of the Acquisition.

The unaudited pro forma consolidated financial statements have been compiled using the following information:

i.	the audited consolidated financial statements of Americas Silver for the year ended December 31, 2018;
ii.	the audited consolidated financial statements of Pershing Gold for the year ended December 31, 2018;
iii.	the audited consolidated financial statements of Americas Silver for the year ended December 31, 2017;
iv.	the audited consolidated financial statements of Pershing Gold for the year ended December 31, 2017; and
v.	such other supplementary information as was considered necessary to reflect the Acquisition in the unaudited pro forma consolidated financial statements.

The unaudited pro forma consolidated financial statements have been prepared in connection with the Acquisition and have been prepared for illustrative purposes only. The unaudited pro forma consolidated financial statements do not contain all of the information required for financial statements and accordingly should be read in conjunction with the respective audited consolidated financial statements of each of the Company and Pershing Gold as at and for the year ended December 31, 2018, and the respective audited consolidated financial statements of each of the Company and Pershing Gold for the year ended December 31, 2017.

The Company’s presentation currency is U.S. dollars. Reference herein of $ is to U.S. dollars unless otherwise stated.

The unaudited pro forma consolidated financial statements are based on the historical financial statements of Americas Silver and Pershing Gold. Certain elements of the historical financial statements of Pershing Gold have been reclassified in preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation currently used by the Company in accordance with IFRS.

The unaudited pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of the Company which would have actually resulted had the Acquisition been effected on the dates indicated. Actual amounts recorded that reflect the consummation of the Acquisition are likely to differ from those recorded in the unaudited pro forma consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred with respect to the combined operations of the Company and Pershing Gold have been excluded from the unaudited pro forma consolidated financial statements. Further, the unaudited pro forma consolidated financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

In the opinion of management, the unaudited pro forma consolidated financial statements have been prepared for fair presentation, in all material respects, on the basis of assumptions and adjustments described below and in note 3.

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Americas Silver Corporation
Notes to the pro forma consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

2.	THE ACQUISITION

On April 3, 2019, the Company and Pershing Gold completed a plan of merger pursuant to an agreement and plan of merger (the “Merger Agreement”) dated September 28, 2018 (as amended March 1, 2019) among the Company, Pershing Gold and R. Merger Sub, Inc. (“Merger Sub”), a wholly-owned subsidiary of the Company. In connection with the Acquisition, Merger Sub merged with Pershing Gold, with Pershing Gold surviving as a wholly-owned subsidiary of the Corporation. Under the terms of the Merger Agreement, holders of shares of Pershing Gold common stock (“Pershing Gold Common Stock”) received 0.715 common shares of Americas Silver (“Americas Silver Common Shares”) for each share of Pershing Gold Common Stock (the “Exchange Ratio”). Holders of shares of Pershing Gold series E preferred stock (“Pershing Gold Preferred Stock”) elected to receive either (i) new non-voting preferred shares of Americas Silver (“Americas Silver Preferred Shares”), adjusted in respect of conversion ratio and number based on the Exchange Ratio, or (ii) Americas Silver Common Shares based on the Exchange Ratio. Outstanding Pershing Gold options and restricted share units (“RSUs”) were exchanged for Americas Silver Common Shares and outstanding Pershing Gold warrants became exercisable for Americas Silver Common Shares under the Exchange Ratio. Americas Silver now owns 100% of the outstanding Pershing Gold shares, with Pershing becoming a wholly-owned subsidiary of Americas Silver. On closing of the Acquisition, the Company issued an aggregate of 24,849,270 Americas Silver Common Shares and 3,678,135 Americas Silver Preferred Shares to former Pershing Gold shareholders

The Acquisition is accounted for using the acquisition method pursuant to IFRS 3 – Business Combinations (“IFRS 3”). Americas Silver is identified as the acquirer of the business combination, with Pershing Gold as the acquiree. Under the acquisition method, the total purchase price is allocated to the identifiable assets acquired and the liabilities assumed based on their fair values on the date of the purchase. Goodwill is recorded as the excess of the consideration given over the fair value of the identifiable assets acquired and the liabilities assumed.

The closing share price of Americas Silver common shares on December 31, 2018 has been used to determine the preliminary value of the consideration paid. Americas Silver held no shares of Pershing Gold as at December 31, 2018.

The preliminary consideration paid is calculated on the following assumptions:

Non-diluted Pershing Gold common shares outstanding, April 3, 2019	33,686,921
Implicit share exchange ratio	0.715
Americas Silver common shares exchanged for Pershing Gold common shares	24,085,928
Americas Silver common share price, April 3, 2019	1.55
Total common share consideration	37,418
Consideration for Pershing Gold preferred shares exchanged for Americas Silver common shares	383
Consideration for Pershing Gold preferred shares exchanged for Americas Silver preferred shares	5,714
Consideration for Pershing Gold RSUs	803
Consideration for Pershing Gold options	-
Consideration for Pershing Gold warrants	1
Total preliminary consideration (in thousands of U.S. dollars)	$44,319

The allocation of the preliminary purchase price to reflect the fair values of the identifiable assets acquired and liabilities assumed is based on management’s best estimate of such assets and liabilities, and the corresponding purchase price allocation adjustments may be subject to change. For the purposes of this preliminary purchase price allocation, the purchase price has been allocated to the assets and liabilities based on their estimated fair values, with the remainder of $1.1 million being preliminarily allocated to the fair value of non-producing properties under property, plant and equipment. The final purchase price allocations may differ significantly from the allocations included herein. The following summarizes the preliminary allocation of the purchase price to identifiable assets acquired and liabilities assumed:

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Americas Silver Corporation
Notes to the pro forma consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

Preliminary purchase price allocation

Cash and cash equivalents	$996
Prepaid expenses	677
Restricted cash	3,779
Property, plant and equipment	42,798
Trade and other payables	(792)
Convertible loan payable	(1,924)
Decommissioning provision	(1,215)
Net assets acquired	$44,319

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments to give effect to the Acquisition (as described in note 2 above) prepared in accordance with IFRS:

a)
Adjustment to reflect the allocation of $17.3 million fair value to identifiable plant and equipment acquired through the Acquisition. Identifiable plant and equipment include processing plant, building and improvements, vehicles and mining equipment.

b)
Adjustment to reflect the allocation of $1.1 million fair value to non-producing properties under property, plant and equipment determined as the difference in the preliminary consideration given over the fair value of identifiable assets acquired and the liabilities assumed from Pershing Gold.

c)
Adjustment to reflect the estimated $6.5 million in non-recurring transaction costs from Americas Silver and Pershing Gold related to the Acquisition. The non-recurring transaction costs include legal, financial advisory, accounting, other professional fees, and change of control payments. Approximately $1.6 million of non- recurring transaction costs have been incurred and included in the unaudited pro forma consolidated statement of loss for the year ended December 31, 2018.

d)	Adjustment to exclude fair value of share-based payments included in trade and other payables of Pershing Gold at $0.2 million as outstanding equity instruments are settled through the Acquisition.

e)	Elimination of Pershing Gold share capital, equity reserve, and deficit as a result of the Acquisition.

f)	Adjustment to reflect the fair value of 33,686,921 outstanding shares of Pershing Gold Common Stock exchanged for Americas Silver Common Shares as consideration at $37.4 million.

g)
Adjustment to reflect the fair value of 8,946 outstanding shares of Pershing Gold Preferred Stock exchanged for Americas Silver Common Shares and Preferred Shares as total consideration at $6.1 million.

h)	Adjustment to reflect the fair value of 722,888 outstanding Pershing Gold RSUs exchanged for Americas Silver Common Shares as consideration at $0.8 million.

i)	Elimination of short-term secured first lien convertible loan from the Americas Silver to Pershing Gold and associated outstanding interest as a result of the Acquisition.

j)
Adjustment to reflect the exchange of 8,946 outstanding shares of Pershing Gold Preferred Stock for Americas Silver Preferred Shares as if the Acquisition had occurred at January 1, 2017 and no preferred deemed dividend was recorded in connection with Pershing Gold’s December 19, 2017 public offering and private placement.

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Americas Silver Corporation
Notes to the pro forma consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated, unaudited)

The calculation of the purchase price allocation is preliminary and will change as a result of several factors, including:

•	Final adjustments to the purchase price, in particular the determination of the fair value of the assets acquired and liabilities assumed
•	Final non-recurring transaction costs incurred

The impact of these adjustments will not be known until after the completion of the Acquisition. As the allocation of the fair value of assets acquired and liabilities assumed is preliminary, it is likely the purchase price and fair value of the assets acquired and liabilities assumed will vary from those shown above. The difference may be material.

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